Phio Pharmaceuticals Corp.

257 Simarano Drive, Suite 101 | Marlborough, MA 01752

February 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ada Sarmento

Re:	Phio Pharmaceuticals Corp.
Registration Statement on Form S-3 (File No. 333-252588)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Phio Pharmaceuticals Corp. (the “Company”) hereby respectfully requests that the effective date of the above-referenced registration statement on Form S-3 filed by the Company on January 29, 2021, as amended by Amendment No. 1 filed by the Company on February 4, 2021 (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 5:00 p.m., Eastern Time, on February 8, 2021, or as soon thereafter as practicable.

Very truly yours,

PHIO PHARMACEUTICALS CORP.

/s/ Gerrit Dispersyn
Gerrit Dispersyn, Dr. Med. Sc.
President and Chief Executive Officer

cc: Ryan A. Murr, Gibson, Dunn & Crutcher LLP